Soligen Technologies, Inc.

Board of Directors Services Agreement

This Board of Directors Services Agreement (the “Agreement”), dated April 24, 2018, is entered into between Soligen Technologies, Inc., a Wyoming corporation (“the Company), and Gary Grimshaw, an individual with a principal place of residence in Crestview, FL (“Director”).

WHEREAS, the Company desires to retain the services of Director for the benefit of the Company and its stockholders; and

WHEREAS, Director desires to serve on the Company’s Board of Directors for the period of time and subject to the terms and conditions set forth herein;

NOW, THEREFORE, for consideration and as set forth herein, the parties hereto agree as follows:

1. Board Duties. Director agrees to provide services to the Company as a member of the Board of Directors. Director shall, for so long as he remains a member of the Board of Directors, but in any case not less than one year from the date hereof, meet with the Company upon written request, at dates and times mutually agreeable to Director and the Company, to discuss any matter involving the Company or its Subsidiaries, which involves or may involve issues of which Director has knowledge and cooperate in the review, defense or prosecution of such matters. Director acknowledges and agrees that the Company may rely upon Director’s expertise in product development, marketing or other business disciplines where Director has a deep understanding with respect to the Company’s business operations and that such requests may require substantial additional time and efforts in addition to Director’s customary service as a member of the Board of Directors. Director will notify the Company promptly if he is subpoenaed or otherwise served with legal process in any matter involving the Company or its subsidiaries. Director will notify the Company if any attorney who is not representing the Company contacts or attempts to contact Director (other than Director’s own legal counsel) to obtain information that in any way relates to the Company or its Subsidiaries, and Director will not discuss any of these matters with any such attorney without first so notifying the Company and providing the Company with an opportunity to have its attorney present during any meeting or conversation with any such attorney.

2. Compensation. As compensation for the services provided herein, the Company shall pay to Director an amount equal to Two Thousand Five Hundred and no/100 dollars ($2,500.00), paid to the Director on the last calendar day of each quarter as long as Director continues to fulfill his duties and provide the services set forth above. In addition to cash compensation, the Director shall be issued a certificate in the amount of Ten Thousand (10,000) shares of the Company’s common stock on the last calendar day of each quarter as long as Director continues to fulfill his duties and provide the services set forth above. The Director shall begin receiving compensation for services rendered under this Agreement beginning during the second calendar quarter of 2018.

3. Benefits and Expenses. The Company shall reimburse Director for reasonable out-of-pocket expenses incurred in connection with discharging his duties as a Board member. Any additional expenses shall be pre-approved by the President or CFO of the Company and will be reimbursed subject to receiving reasonable substantiating documentation relating to such expenses.

4. Mutual Non-Disparagement. Director and the Company mutually agree to forbear from making, causing to be made, publishing, ratifying or endorsing any and all disparaging remarks, derogatory statements or comments made to any party with respect to either of them. Further, the parties hereto agree to forbear from making any public or non-confidential statement with respect to the any claim or complain against either party without the mutual consent of each of them, to be given in advance of any such statement.

5. Anti-Dilution. The Company agrees to not issue equity capital for consideration less than fair market value, or otherwise issue equity capital that would have the effect of diluting Director’s ownership position in the Company in a manner that is not implemented pro-rata with respect all stockholders. Issuance of stock options or other equity grants to employees or consultants, shares issued in connection with acquisitions approved by the Board of Directors, and shares issued for consideration at fair market value shall not be considered dilutive.

6. Cooperation. In the event of any claim or litigation against the Company and/or Director based upon any alleged conduct, acts or omissions of Director during the tenure of Director as an officer of the Company, whether known or unknown, threatened or not as of the time of this writing, the Company will cooperate with Director and provide to Director such information and documents as are necessary and reasonably requested by Director or his counsel, subject to restrictions imposed by federal or state securities laws or court order or injunction. The Company shall cooperate in all respects to ensure that Director has access all available insurance coverage and shall do nothing to damage Director’s status as an insured and shall provide all necessary information for Director to make or tender any claim under applicable coverage.

7. Board of Directors Status of Director. Director’s membership on the Company’s Board of Directors shall not be disturbed for at least the greater of any period of time: (a) specified in any other agreement or contract defining Director’s role as a member of the Board of Directors, (b) a period of one year from the date hereof, or (c) so long as Director owns, directly or indirectly, at least 10% of the issued or outstanding equity stock in the Company. Membership on the Board shall require adherence to board member conduct policies adopted by the board and enforced equally upon all directors.

Director may voluntarily resign his position on the Board of Directors at any time and without penalty or liability of any kind.

8. Confidentiality. Subject to exceptions mutually agreed upon by the parties to this Agreement in advance and in writing, the terms and conditions of this Agreement shall remain confidential and protected from disclosure except as required by law in connection with any registration or filing, in relation to a lawful subpoena, or as may be necessary for purposes of disclosure to accountants, financial advisors or other experts, who shall be made aware of and agree to be bound by the confidentiality provisions hereof.

9. Governing Law. This Agreement shall be governed by the law of the State of Florida. In the event of any dispute regarding the performance or terms hereof, the prevailing party in any litigation shall be entitled to an award of reasonable attorneys’ fees and costs of suit, together with any other relief awarded hereunder or in accordance with governing law.

In witness whereof, the parties hereto enter into this Agreement as of the date first set forth above.

THE COMPANY:		DIRECTOR:

	/s/ Gary Grimshaw	/s/ Gary Grimshaw
Name:	Gary Grimshaw	Gary Grimshaw
Title:	President